NEWS RELEASE

September 1, 2006

Canetic Resources Trust Appoints Chief Operating Officer

CALGARY, ALBERTA (CNE.UN – TSX; CNE – NYSE) Canetic Resources Trust (“Canetic” or the “Trust”) is pleased to announce that Rick Tiede, P. Eng, has been appointed Chief Operating Officer.  Mr. Tiede has been the Vice President, Business Development of Canetic (and its predecessor Acclaim Energy Trust) since October 2002.

We are also pleased to announce that Dean Morrison, CFA, has joined Canetic as Director, Investor Relations. Prior to joining Canetic, Mr. Morrison was the Manger, Investor Relations at another senior NYSE – TSX listed oil and gas trust in Calgary.

Canetic is one of Canada’s largest oil and gas royalty trusts.  Canetic trust units and debentures are listed on the Toronto Stock Exchange under the symbols CNE.UN, CNE.DB.A, CNE.DB.B, CNE.DB.C, CNE.DB.D, and CNE.DB.E and the trust units are listed on the New York Stock Exchange under the symbol CNE.

FOR FURTHER INFORMATION PLEASE CONTACT:

Investor Relations

(403) 539-6300
Toll Free – 1-877-539-6300

info@canetictrust.com

www.canetictrust.com